

January 9, 2012

Via Email
Kathy Sloan
Chief Executive Officer
Dakota Creek Minerals Inc.
10019 107 Avenue
Westlock, AB T7P 2C8
Canada

Re: Dakota Creek Minerals Inc.
Registration Statement on Form S-1
Filed December 19, 2011
File No. 333-178615

Dear Ms. Sloan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Explain to us each of the following items:

- who prepared the registration statement;
- what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
- who created the business plan which is described; and
- how and when your officers first contacted the sellers of the Venus Molybdenum property; and,
- whether any person participating in the preparation of the registration statement has visited the Venus Molybdenum property and if so, when such visit(s) took place. In this regard, we note the statement on page eight that "Ms. Sloan has not visited the

property, but has relied on property reports and other consultants who are knowledgeable with the property." Please advise us of the other consultants.

We may have additional comments based on your responses.

2.	If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- officers;
- directors;
- named legal counsel;
- those responsible for your officers' connection with the Company or the prior owners of the Venus Molybdenum property; and
- any others who participated in the preparation of the prospectus disclosure in the registration statement.

3.	If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

4.	As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Ms. Sloan did not purchase shares or agree to serve as an officer or director of the Company at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

5.	We note that Robert Denman signed the Asset Purchase Agreement on your behalf and that he is listed as your initial director in your Articles of Incorporation. With a view to clarifying disclosure, advise us of his current and past involvement with the company and the offering. In addition, please include information about Mr. Denman in any responses to the four preceding comments.

Summary Information, page 3

6.   Please disclose in one of the first paragraphs of this section the estimated amount that you need to raise in order to implement your exploration plan. Also disclose, if true, that you have taken no concrete steps to implement your business plan.

7.   We note your statement in this section of your filing that your company is engaged in the exploration for molybdenum and other minerals. However on page 27 of your filing you state your business plan is to proceed with the exploration of the Green Gold Jade Property to determine whether there is any potential for jade or other minerals located on the properties that comprise your mineral claims. Please clarify your business plan and revise your disclosure accordingly.

Risk Factors page 6

8.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.

Plan of Distribution, page 14

9.   Please revise to disclose the offering termination date, consistent with your cover page disclosure.

Description of Business, page 17

10.   Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

11. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property

12. In an appropriate location of your filing please provide an overview of the exploration and mining permit requirements for companies operating in British Columbia. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals.

13. We note your statement here and elsewhere that you are engaged in the exploration of molybdenum and other minerals. Please briefly summarize what molybdenum is and describe the market for it.

Property Status page 21

14. We note your statement that the part of your claim that is underlain by Murrin Park is not available for development. Please disclose the specific area of your claim that is not available for development.

Area Geological Overview page 24

15. We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other

companies operating in or near your properties and instead focus the disclosure solely on your company's property.

16.   On page 22 and 25 you refer to "[s]everal recent traverses on the claim …" Elsewhere you suggest you sole officer has not visited the property, please advise.

17.   Please provide us with the basis for your statement on page 25 that "[c]halcopyrite and molybdenite are reported to occur as fracture filings …" Also, please clarify whether this is a general observation or a statement specific to your mineral claim. In this regard it is unclear whether a reader can appropriately infer that because of "the extensive nature of the quartz porphyry intrusive" and because "molybdenite are reported to occur as fracture filings in quartz porphyry" that it therefore follows that your claim contains molybdenite, whether at economic levels or otherwise. Please advise or revise as appropriate.

Management Discussion and Analysis or Plan of Operation, page 27

18.   Please forward to our engineer, as supplemental information and not as part of your filing, the geology report reference in this section of your filing, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b). If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

19.   On page 27 you state you have "decided to proceed with the exploration program recommended by the geological report." Please expand your disclosure to discuss, in greater detail, the exploration program.

20.   Please revise your Liquidity discussion to address the adequacy of your cash resources to meet all of your cash requirements, including the expenses associated with your offering, operating expenses, taxes, etc., and not simply the payment required to maintain your claim.

Directors and Executive Officers, page 29

21.   Please provide the disclosure requested by Item 407(a) of Regulation S-K.

Financial Statements

General

22.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

Part II

Item 17

23.   Please revise to provide all of the appropriate undertakings requested by Item 512 of Regulation S-K. In this regard it appears that the undertakings requested by Item 512(a) and (h) should be provided. Alternatively, please advise us why such revisions are unnecessary. In addition, please ensure you revise your Registration Statement Cover Page to indicate you are conducting your offering under Rule 415.

Exhibits

Exhibit 10.1

24.   It appears the Schedule "A" to your Exhibit 10.1 has not been filed in entirety. Please advise.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

25.   We note that your independent registered public accounting firms' consent relates to statements of operations, shareholders' equity and cash flows from inception (September 29, 2011) to August 31, 2011, rather than from inception (September 29, 2010) to August 31, 2011. Please obtain a consent from your independent accountant that refers to the proper periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director